City Holding Company Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**03/26/08**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
March 26, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on March 26, 2008, the 2008 salary and equity compensation awards for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer. The schedule below indicates the 2008 salary for each of the Company's executive officers.

Name	Title	2007 Base Salary	2008 Base Salary
Charles R. Hageboeck	President & CEO	$360,000	$385,000
David L. Bumgarner	Chief Financial Officer	$152,500	$170,000
Craig G. Stilwell	Executive Vice President, Retail Banking	$212,000	$225,000
John A. DeRito	Executive Vice President, Commercial Banking	$186,000	$190,000
John W. Alderman III	Senior Vice President and Chief Corporate Counsel	$170,000	$173,500

Restricted Stock.

Restricted stock was awarded to certain of the executive officers. The recipients of the restricted stock awards may vote and receive dividends on the shares, whether vested or not, but may not sell the shares or use them for collateral for any borrowing unless and until they are vested. All of the restricted stock awards are of City Holding Company Common Stock, par value $2.50. The market price on the date of grant, March 26, 2008, was $40.88 per share.

Stock Options.

Stock options were awarded to certain of the executive officers. The exercise price of all options was the market price, $40.88, as of the date of grant, March 26, 2008. All of the options awarded are exerciseable for shares of City Holding Company Common Stock, par value $2.50 per share. The issuer made grants on similar terms in previous years although expiration dates and vesting periods varied.

The table below sets forth the number of shares of restricted stock and shares issuable upon the exercise of stock options awarded to each of the Company's executive officers:

Name	Stock Options Awarded (#)	Restricted Shares Awarded (#)
David L. Bumgarner	1,500	350
Craig G. Stilwell	3,000	750
John A. DeRito	2,500	625
John W. Alderman III	1,500	350

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 1, 2008</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer